                                                             EXHIBIT 99(a)(5)(v)


               JRC ACQUISITION CORP. CONFIRMS RESULTS OF TENDER OFFER TO ACQUIRE ALL OUTSTANDING SHARES OF 800-JR CIGAR, INC.

         WHIPPANY, NJ, September 27, 2000 - As previously announced, JRC Acquisition Corp., a wholly owned subsidiary of L&LR, Inc., has completed its cash tender offer to acquire all outstanding shares of common stock of 800-JR CIGAR, Inc. other than the shares owned by Lew Rothman, LaVonda M. Rothman and the Lewis I. Rothman 1998 Trust #1 for $13.00 per share. The Rothmans and the 1998 Rothman Trust contributed their shares of 800-JR CIGAR to JRC's parent, L&LR, and L&LR in turn contributed the shares to JRC on September 26, 2000.

         The offer expired at 12:00 Midnight New York City time on September 26, 2000. JRC has confirmed that it purchased pursuant to the offer approximately 1,802,379 shares of common stock of 800-JR CIGAR at a price of $13.00 per share, representing approximately 70.3% of the total number of shares not owned by JRC and certain trusts of which the Rothmans are trustees.

         Following its purchase of the 1,802,379 shares of common stock of 800-JR CIGAR pursuant to the offer, JRC and certain trusts of which the Rothmans are trustees owned approximately 11,102,379 shares of common stock, or approximately 93.6% of the total issued and outstanding shares of common stock of 800-JR CIGAR.